Chapman and Cutler LLP
                             111 West Monroe Street
                             Chicago, Illinois 60603


                                 March 28, 2012


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 879
        Guggenheim International Dividend Strategy Portfolio, Series 15
                              File No. 333-179256

--------------------------------------------------------------------------------

 Dear Mr. Bartz:

     This letter is in response to the questions and comments that you raised during our telephone conversation on March 21, 2012 regarding the amended registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 879, filed with the Securities and Exchange Commission (the "Commission") on March 16, 2012. The registration statement offers the Guggenheim International Dividend Strategy Portfolio, Series 15 (the "Trust"). This letter serves to respond to your questions and comments concerning the Security Selection and Hypothetical Performance Information sections of the registration statement.

SECURITY SELECTION
------------------

     1. Security Selection Rules - The second bullet point listed under the second Security Selection Rule on page 3 states that "Free float is defined as an estimate of the proportion of shares without sales restrictions that are not held by Large Owners..." Who provides the free float estimate? Please update the disclosure.

     Response: The free float estimate is provided by Bloomberg L.P. and the disclosure has been updated to include the reference. In addition, the second sentence of the bullet has been replaced with the following:

     "Free float is provided by Bloomberg L.P. and is defined as the number of shares that are available to the public and is calculated by subtracting the shares held by insiders and those deemed to be stagnant shareholders from the shares outstanding. Stagnant holders include employee stock ownership plans, employee share ownership trusts, qualifying employee share ownership trusts, employee benefit trusts, corporations not actively managing money, venture capital companies and shares held by governments. The number of shares is stated in millions."

     2. Security Selection Rules - The third bullet point listed under the second Security Selection Rule on page 3 provides that ADRs traded on either the NYSE or the NASDAQ do not have to meet the minimum liquidity requirement of $0.5 million as long as the company's underlying foreign local shares do meet the minimum liquidity requirement of $0.5 million. On which securities exchange must these underlying foreign local shares trade for purposes of measuring minimum liquidity? Please revise the disclosure.

     Response: The disclosure in the third bullet point has been revised as follows:

     "Minimum liquidity of $0.5 million. Liquidity is determined by the average 20 day trading volume in U.S. dollars and is calculated as the average of a 20 trading day look back from the Security Selection Date (i.e., trading volume in shares multiplied by the closing price for the day)."

     3. Security Selection Rules - The fourth bullet point listed under the second Security Selection Rule on page 3 requires that selected securities have a "minimum one-year price history for each non-U.S. headquartered company's equity security traded on a major U.S. exchange, including the NYSE and NASDAQ." Please list all "major U.S. exchanges" for which this selection criterion applies.

     Response: The disclosure has been updated as follows:

     "Minimum one-year price history for each non-U.S. headquartered company's equity security traded on the NYSE and NASDAQ, as of the Security Selection Date."

     4. Security Selection Rules - The fifth bullet point listed under the second Security Selection Rule on page 3 requires that selected securities have a "minimum three-year price history for each non-U.S. headquartered company's equity security traded on the company's local, foreign exchange." Please further specify which foreign securities exchange is used for this determination. Is it the principal exchange on which the subject company trades? Is it the foreign securities exchange located in the country in which the company is headquartered? Please supplement the disclosure.

     Response: The disclosure has been updated as follows:

     "Minimum three-year price history for each non-U.S. headquartered company's primary equity security, as designated by Bloomberg L.P. If a company has several listings or tickers, Bloomberg L.P. selects the fundamental ticker based on `listing dates, country of domicile, and liquidity.'"

     5. Security Selection Rules - The Dividend Yield Rule on page 3 states that securities with the highest average 12-quarter dividend yield that have had "consistent" annual dividend yields greater than the "median dividend yield" of the securities in the sub-universe for any given year are selected for the Trust portfolio. First, please further define what it means for a security to have "consistent" annual dividend yields. Does a selected security have to have a dividend yield above the median dividend yield of the sub-universe for every year? Update the disclosure as necessary. Second, please provide further disclosure concerning how the "median dividend yield of the securities in the sub-universe" is calculated.

     Response: The disclosure has been updated as follows:

     "Dividend Yield Rule: Select from the sub-universe above the 30 securities, as of the Security Selection Date, with the highest rankings for the average of the trailing three years of actual dividend yield. The actual dividend yield for each sub-universe security is measured for the prior three yearly periods, with the yearly periods ending on the Security Selection Date. Each yearly period's actual dividend yield is measured as all dividends earned during the yearly period divided by starting security price. Securities are eligible for selection if the actual dividend yield in each of the prior three yearly periods is greater than the median actual dividend yield for all names in the sub-universe for that yearly period. Median dividend yield is defined as the specific dividend yield that separates the higher half of the annual dividend yields of the sub-universe of securities from the lower half of the annual dividend yields of the sub-universe of securities. The 30 securities are subject to the Diversification and Concentration rules below."

     6. Portfolio Diversification & Concentration Rules - In the first paragraph under this section, please disclose how the 30 securities selected using the Security Selection Rules are weighted in the portfolio.

     Response: The 30 securities selected according to the Dividend Yield Rule are equally weighted in the Trust portfolio. The prospectus disclosure has been revised.

     7. Portfolio Diversification & Concentration Rules - Please add disclosure to the Sector Diversification and Geographical Diversification sections that states how selected securities are removed and replaced if either of these Diversification and Concentration Rules are violated.

     Response: The prospectus disclosure has been updated with the addition of the following steps under "Portfolio Diversification & Concentration Rules":

     "3. If the trust portfolio does not consist of securities from a minimum of six GICS sectors, those securities originally selected for the trust portfolio that have the lowest average 12-quarter dividend yield as of the Security Selection Date are replaced with securities in the sub-universe that have the next-highest average 12-quarter dividend yield and that are also classified by GICS as belonging to an unrepresented sector in the trust portfolio. This substitution process is repeated until the trust portfolio contains securities from a minimum of six GICS sectors. Similarly, if more than 25% of the trust portfolio is represented by a single GICS sector, the securities from that sector with the lowest average 12-quarter dividend yield are replaced with securities in the sub-universe that have the next-highest average 12-quarter dividend yield and that are also classified in a different GICS sector.

     4. If the trust portfolio does not consist of securities of companies headquartered in at least 10 different countries, those securities originally selected for the trust portfolio that have the lowest average 12-quarter dividend yield as of the Security Selection Date are replaced with securities in the sub-universe that have the next-highest average 12-quarter dividend yield and that are also securities of companies located in an unrepresented country in the trust portfolio. This substitution process is repeated until the trust portfolio contains securities of companies headquartered in at least 10 different countries. Similarly, if more than 20% of the trust portfolio is represented by securities of companies headquartered in a single country, the securities of companies headquartered in that country with the lowest average 12-quarter dividend yield are replaced with securities in the sub-universe that have the next-highest average 12-quarter dividend yield and that are also securities of companies located in a different country."

HYPOTHETICAL PERFORMANCE INFORMATION
------------------------------------

     8. The Hypothetical Strategy Total Return listed for the 2011 in the "Hypothetical Comparison of Total Return" table on page 5 is -5.03%; and the Hypothetical Comparison of Average Annual Return for the one year period ending December 31, 2011 listed in the "Hypothetical Comparison of Average Annual Return" table on page 6 is -6.00%. Please explain why these two values are different.

     Response: These two values are different because the Hypothetical Strategy Total Return figures in the table on page 5 reflect the deduction of the maximum sales charge in the first year and the deduction of a reduced sales charge in the remaining years to account for the rollover discount applied to a unitholder's proceeds that are rolled from one series of the Trust to the next. This reduced sales charge discount is not applied to the one year average annual return listed in the Hypothetical Comparison of Average Annual Return table on page 6. Therefore, the return listed in the Total Return table is higher than the return listed in the Average Annual Return table.

     9. Please rename the average annual total return table on page 6 as follows: "Hypothetical Comparison of Average Annual Return for the Periods Ending December 31, 2011."

     Response: This disclosure has been updated.

     We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                          By /s/ Morrison Warren
                                                             -------------------
                                                                 Morrison Warren